EXHIBIT 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation
Dice Inc.	Delaware

eFinancialCareers, Inc. (formerly known as JobsintheMoney.com, Inc.)	Delaware

eFinancialGroup Limited	United Kingdom

eFinancialCareers Limited	United Kingdom

Dice Career Solutions, Inc.	Delaware

MUP, Inc.	Georgia

Dice India Holdings, Inc.	Delaware

EW Knowledge Products, Inc.	Florida

Hay Holdings Limited	British Virgin Islands

eFinancial Careers Pte. Ltd.	Singapore

eFinancialCareers (Australia) Pty Limited	Australia

Targeted Job Fairs, Inc.	Delaware

eFinancialCareers Canada Inc.	Nova Scotia

Rigzone.com, Inc.	Texas

Worldwide Worker DB BV	Netherlands

Worldwideworker.com FZ-LLC	Dubai

DHI Careers Limited	United Kingdom

Geeknet Media Limited	United Kingdom

WorkDigital Limited	United Kingdom

eFinancialCareers (Beijing) Co. Limited	China